UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Emmer & Co LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> November 3, 2014

Physical address of issuer
3415 Pierce Street, #202, San Francisco, CA 94123

Website of issuer
https://www.emmerandco.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
July 6, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$93,870	$340,478
Cash & Cash Equivalents	$38,185	$314,269
Accounts Receivable	$46,971	$26,209
Short-term Debt	$286,044	$69,871
Long-term Debt	$27,553	$0
Revenues/Sales	$355,011	$188,558
Cost of Goods Sold	$577,793	$342,178
Taxes Paid	$0	$0
Net Income	$ (490,334)	$ (327,470)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 4, 2018

Emmer & Co LLC



EMMER CO

Up to $1,000,000 of Crowd Notes

Emmer & Co LLC ("Emmer & Co", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 6, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by July 6, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 6, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.emmerandco.com/investors

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/emmer.co

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Emmer & Co LLC is a Delaware Limited Liability Company, formed on November 3, 2014.

The Company is located at 3415 Pierce Street, #202, San Francisco, CA 94123.

The Company's website is https://www.emmerandco.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/emmer.co and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Minimum investment amount per investor	$1,000
Offering deadline	July 6, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 13, 14, and 16-18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Emmer & Co. faces competition from other companies in the meat production market. Existing companies that engage in the protein production and distribution business or are within the meat production space could introduce new or enhance existing products. If Emmer & Co. is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Emmer & Co.'s growth.

Chicken is commoditized and offers low differentiation to market players. Emmer & Co. may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive meat production space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, Emmer & Co. may be forced to compete on a pricing basis, which could negatively affect its revenue.

Emmer & Co. may be unable to protect its intellectual property adequately. The company currently has no patents on its products. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts Emmer & Co. seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Emmer & Co.'s results of operations may be adversely affected by fluctuations in market prices for livestock and animal feed ingredients. Emmer & Co.'s operating margins depend on, among other factors, the purchase price of raw materials, primarily livestock and animal feed ingredients, and the sales price of its products. These prices may vary significantly, including during short periods of time, due to a number of factors, including poultry supply and demand and the market of other protein products. The supply and market for poultry depend on a number of factors that the Company has little or no control over, including outbreaks of diseases affecting livestock, the cost of animal feeding, economic and weather conditions. Poultry prices demonstrate a cyclical nature both seasonally and over longer periods, reflecting the supply of and demand for poultry on the market and the market for other protein products such as fish. These costs are determined by constantly changing market forces of supply and demand, as well as other factors over which the Company has little or no control. These other factors include: import and export restrictions; changing livestock and grain inventory levels; economic conditions; crop and livestock diseases; and environmental and conservation regulations.

Outbreaks of avian diseases may affect the Company's ability to conduct its business and harm demand for its products. Outbreaks of diseases affecting poultry, such as Avian Pox, Avian Influenza, and Avian Encephalomyelitis, which may be caused by factors beyond the Company's control, or concerns that these diseases may occur and spread in the future, could lead to cancellation of orders by customers or governmental restrictions on the import and export of products to or from suppliers, facilities or customers. Moreover, if an outbreak were to occur, the Company may be required to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand. In addition, if the products of a competitor becomes contaminated, the adverse publicity associated with such an event may lower consumer demand for the Company's products.

Any perceived or real health risks related to the food industry could adversely affect the Company's ability to sell its products. If its products become contaminated, it may be subject to product liability claims and product recalls. Emmer & Co is subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; and the potential cost and disruption of a product recall. Organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella are generally found in the environment and, as a result, there is a risk that they could be present in the Company's products. These pathogens can also be introduced to products through tampering or as a result of improper handling at the further processing, foodservice, or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing. The Company's systems designed to monitor food safety risks may not eliminate the risks related to food safety. As a result, the Company may voluntarily recall, or be required to recall, products if they are or may be contaminated, spoiled, or inappropriately labeled.

The Company has a limited operating history under its current business model, which makes it difficult to evaluate the business and prospects. The Company's business model has not been fully proven, and it has a limited operating history with its existing business model to evaluate the business and future prospects, which introduces a number of uncertainties, including the Company's ability to plan for and model future growth. In addition, historically, the Company has experienced negative gross margins. Emmer & Co. has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance, attracting and retaining customers, growing partnerships and distribution, increasing competition, and increasing expenses as it continues to grow the business. The Company cannot assure that it will be successful in addressing these and other challenges and if they do not manage these risks successfully, the business may be adversely affected. In addition, the Company may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period.

The reviewing CPA has included a "going concern" note in the reviewed financials.

The Company has incurred losses from inception of approximately $913,873 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its chicken wholesale business. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and lacks the financial controls and safeguards required of public companies. The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of its financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has approximately $250,000 in outstanding liabilities and intends to use a part of this raise to pay down a portion of its debt. In particular, the Company has the following loans (i) Business Loan with Celtic Bank for $49,300 (Principal) due on a monthly basis for a 12 month term; (ii) two Promissory Notes with Currency Capital for $30,000 and $15,000 respectively, each due monthly for a 24 month term; (iii) Business Loan with Intuit Financing Inc. for $25,000 for a 26 week term; and (iv) a short term note with Jesse Solomon for $50,000. In addition, the Company has a balance on three lines of credit representing the remaining liabilities.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into units or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into units of the Company's most senior class of preferred units, and if no preferred units have been issued, then units of Company's common units. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding accrued interest or the amount of preferred units they would have been able to purchase using the Valuation Cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred units), the notes will convert into a yet to-be-determined class of preferred units. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap (subject to adjustment as described in the Crowd Note and below under "Securities Offered in this Offering") (the "Valuation Cap"). If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on the Valuation Cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the Valuation Cap, so you should not view the Valuation Cap as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 97% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Emmer & Co.® is a 100% pasture-raised chicken company on a mission to build a healthier and more sustainable model for how poultry in America is produced.

Business Plan

Our Chickens

Our chickens live outside their entire lives; foraging and exploring. By growing slowly and naturally, their muscles grow at the same rate as their bones, providing for their best welfare and allowing the birds to be more active because their bones can support their muscles. The result of this practice is more flavorful, delicious chicken. Our growers never use antibiotics or hormones.

"Pasture Raised" means our birds live their entire lives outside on pastures in mobile "houses".

- Raising birds outside on pastures improves the land - farmers benefit from improved and productive soil health, more grasses for cattle, and more water catchment.
- Healthy soil and lush pastures mean more insects, seeds, grasses, and nutrients for our chickens to eat.

- Living in the natural environment they're supposed to be in develops unbelievable flavor.
- Climate in California and other States below the snow-belt allow for year round production outside.

The Business Model

We predominantly sell to wholesale distributors who in turn sell to individual restaurants, food service operators, retailers, and directly to consumers through online channels such as Amazon and Good Eggs. With our Pilot Farm, we project that our gross margins will reach at least 30%. Our average order to distributors has to date been a minimum of a pallet, which has 30 cases of chicken (360 chickens). A small footprint restaurant will often order 1 case of chicken a week, whereas large footprint rotisserie style restaurants could on their own use 200-400 chickens per week. For our direct to consumer accounts, they are often retailing our chickens at an average price of $5.99/lb.

The Customer

We've been served in famous restaurants in Los Angeles, San Francisco, New York, and Portland such as The French Laundry, Eataly, Benu, Californios, Gwen, Farmshop, Commis, Lord Stanley, Slanted Door, Meadowood, Animal, Coquine, and many others.

Individuals who purchase through our DTC partners share a common value system. They care about the tastiest food, produced with transparent practices, so that they can provide themselves and their families with food that they can trust. When a consumer thinks of the word "organic", in their mind are images of what we actually do. We mostly sell whole chickens currently and as we grow in size we'll be able to offer more parts and value-add products so that consumers can find it easier to consume what we produce on a regular basis. For example, we recently launched ground patties on Good Eggs (https://www.goodeggs.com/emmerandco).

The Company's Products and/or Services

Product / Service	Description	Current Market
Chicken production system for slow-growth poultry	A turnkey chicken production system that establishes production with third-party farmers and distributes output to food distributors, end consumers, and restaurants.	High-end restaurants, corporate dining, food distributors, chicken consumers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are food distributors, restaurants, end consumers, and corporate dining vendors.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5018677	Poultry	DESIGN ONLY	April 9, 2015	January 5, 2016	United States
5018678	Poultry	100% HERITAGE POULTRY	April 9, 2015	January 5, 2016	United States
5018618	Poultry	EMMER & CO.	February 19, 2015	January 5, 2016	United States

Litigation
None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Working Capital	40%	40%	40%
General Expenses	20%	20%	20%
Infrastructure	40%	40%	40%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jesse Solomon	Founder, CEO, and Managing Member	- General oversight and management of Emmer & Co. - Strategic planning, operations, sales, and marketing

Indemnification

Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant	Percentage ownership of the Company by the holders of such securities prior	Other material terms

			to this Offering	to the Offering	
Common Units	1,428	As described in Article II, Section 2.1 of the LLC Agreement	As described in Article II, Section 2.2 of the LLC Agreement	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Business Loan	Celtic Bank	41,822.82	26.88 % APY	Repaid Monthly	All tangible and intangible property	12 months	N/A
Promissory Notes	Currency Capital	$30,000 and $15,000 (respectively). Current outstanding - 34,467.58	24.99% APY, 3 months initial 0% APY	Repaid Monthly	All business equipment, accounts receivable, intellectual property, rights, licenses, claims, assets and properties of any kind whatsoever	24 months	N/A
Business Loan	Intuit Financing Inc.	$19,362.56	12.00% APY	Repaid Weekly	N/A	26 Weeks	N/A
Short Term Note	Jesse Solomon	$50,000	15%	Lump sum yearly	All assets	1 year	N/A
Revolving Line of Credit	Amex	$11,794.03	9.99%	Monthly	N/A	N/A	N/A
Revolving Line of Credit	Amex	43,657.37	0.5% - 30 Days 1.0% - 60 days or 1.5% for 90 days	Repaid on either 1, 2, or 3 month term, depending on the initial loan term selection	N/A	N/A	N/A
Revolving Line of Credit	Visa	$40,296.17	17.49% APY	Monthly	N/A	N/A	N/A

Ownership
A majority of the Company is owned by one person. That person is Jesse Solomon.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jesse Solomon	1,328 Common Units	97%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Emmer and Co, LLC, a Delaware Limited Liability Company ("the Company"), was formed in 2015 and has had start-up operations since inception. The Company is headquartered in San Francisco, California. Emmer and Co, LLC is a wholesale distribution to meat distributors who sell to the following end channels: food service/corporate dining, restaurants, and retailers. The Company's year-end is December 31.

The Company currently works with major distributors across the West Coast. Its list of customers is here: https://www.emmerandco.com/wholesale

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $38,185 and $314,269 in cash. As of March 31, 2018 The Company had approximately $85,000 in cash.

In addition to capital from the Combined Offerings, the Company has certain revolving lines of credit as sources of capital, which are described more fully above in "CAPITALIZATION AND OWNERSHIP".

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred units financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the units of preferred membership interest sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred units, and if no preferred units have been issued, then units of the Company's common membership interests.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to the Valuation Cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal plus outstanding accrued interest of the Crowd Notes, or the number of units the Crowd Notes would convert into under the Valuation Cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the Valuation Cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual simple interest rate of 5%.

If the Company issues convertible debt in any future series separate from the Crowd Note at a lower pre-money valuation cap, the $4,000,000 Valuation Cap of the Crowd Note will be automatically amended to such lower pre-money valuation cap.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into membership units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company has a loan from Jesse Solomon that has a 15% interest rate and is for one year. It is expected to be paid back on December 10, 2018. This loan is strictly to provide operating funds to the Company. As of December 31, 2017, and 2016, the Company had $50,411 and $0 in the loan from shareholders, which includes any accrued interest.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS
Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information

4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jesse Solomon
_____
(Signature)

Jesse Solomon
_____
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jesse Solomon
_____
(Signature)

Jesse Solomon
_____
(Name)

Director
_____
(Title)

May 4, 2018
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Emmer and Co, LLC.

A Delaware Limited Liability Company

Financial Statements (Unaudited)
and
Independent Accountants' Review Report

For the Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Limited Liability Company

To Management
Emmer and Co, LLC
San Francisco, California

We have reviewed the accompanying financial statements of Emmer and Co, LLC (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operation, members' equity (deficit) and cash flows for the years ended December 31, 2017 and 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, Emmer and Co, LLC relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Emmer and Co, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 1, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Emmer and Co, LLC
Balance Sheets
December 31, 2017 and December 31, 2016
(unaudited)

ASSETS

	December 31, 2017	December 31, 2016
Current Assets:		
Cash	$ 38,185	$ 314,269
Accounts receivable	46,971	26,209
Prepaid payroll	8,714	-
Total current assets	93,870	340,478
Total Assets	$ 93,870	$ 340,478

LIABILITIES AND MEMBERS' EQUITY

	December 31, 2017	December 31, 2016
Liabilities		
Accounts payable	$ 108,832	$ 51,828
Credit cards	62,112	17,791
Payroll payable	-	252
AmEx working capital terms loan	64,689	-
Loan from shareholders	50,411	-
Total current liabilities	286,044	69,871
Long term liabilities		
Currency capital line	27,553	-
Total long term liabilities	27,553	-
Total liabilities	313,597	69,871
Commitments & Contingencies	-	-
Members' equity		
Contributed Capital	694,146	694,146
Accumulated deficit	(913,873)	(423,539)
Total Members' Equity	(219,727)	270,607
Total Liabilities & Members' Equity	$ 93,870	$ 340,478

Emmer and Co, LLC
Statements of Operations
Years Ended December 31, 2017 and 2016
(unaudited)

		Year ended December 31,		
		2017		2016
Revenue	$	355,011	$	188,558
Cost of goods sold		577,793		342,178
Gross income		(222,782)		(153,620)
Expenses:				
Advertising and promotional		44,668		17,175
Consultants and contractors		33,371		8,499
General and administration expense		10,604		17,907
Insurance		13,264		11,248
Rent		9,113		5,706
Salaries		148,494		81,811
Software and web expenses		1,804		16,556
Taxes and licenses		15,730		8,400
Travel		11,090		6,336
Total operating expenses		288,138		173,638
Net loss from operations		(510,920)		(327,258)
Other income (expense)				
Interest expense		(4,414)		(212)
Insurance claim income		25,000		-
Net Loss	$	(490,334)	$	(327,470)

Emmer and Co, LLC
Statement of Members' Equity
For the Period from December 31, 2016 to December 31, 2017
(unaudited)

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance - December 31, 2015	$ 109,166	$ (96,069)	$ 13,097
Contributions/(Distributions)	584,980	-	584,980
Net loss	-	(327,470)	(327,470)
Balance December 31, 2016	**694,146**	**(423,539)**	**270,607**
Contributions/(Distributions)	-	-	-
Net Loss	-	(490,334)	(490,334)
Balance - December 31, 2017	**$ 694,146**	**$ (913,873)**	**$ (219,727)**

Emmer and Co, LLC
Statements of Cash Flows
Years Ended December 31, 2017 and 2016
(unaudited)

| | Year ended December 31, | |
	2017	2016
Cash flows from operating activities:		
Net loss	$ (490,334)	$ (327,470)
Change in assets and liabilities		
Accounts receivable	(20,762)	(26,209)
Accounts payable and accrued expenses	56,752	47,056
Credit card payable	44,321	17,791
Prepaid expenses	(8,714)	2,456
Net cash used by operating activities	(418,737)	(286,376)
Cash flows from financing activities:		
Proceeds from officer loan	50,411	-
Proceeds from debt	92,242	-
Proceeds from member contributions	-	584,980
Net cash provided by financing activities	142,653	584,980
Net increase (decrease) in cash	(276,084)	298,604
Cash at beginning of period	314,269	15,665
Cash at end of period	$ 38,185	$ 314,269
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

Emmer and Co, LLC, a Delaware Limited Liability Company ("the Company"), was formed in 2015 and has had start-up operations since inception. The Company is headquartered in San Francisco, California.

Emmer and Co, LLC is a wholesale distribution to meat distributors who sell to the following end channels: food service/corporate dining, restaurants, and retailers.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $44,668 and $17,175 in advertising costs.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue from purchases of its product when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts. For the two years ended December 31, 2017 and 2016, there was $355,011 and $188,588 of revenue, respectively.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company had bad debt expense of $3,627 and $0 as of December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable. All years since inception are open for examination.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $38,185 and $314,269 in cash.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including the above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – MEMBERS' EQUITY

In 2016, the members contributed $584,980 additional capital to the Company. There were no such contributions during the year ended December 31, 2017.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $913,873 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its chicken wholesale business.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has a loan from Jesse Solomon that has a 15% interest rate and is for one year. It is expected to be paid back on December 10, 2018. This loan is strictly to provide operating funds to the Company. As of December 31, 2017, and 2016, the Company had $50,411 and $0 in the loan from shareholders, which includes any accrued interest.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2017 through May 4, 2018, the date these financial statements were available to be issued, and has determined that the following are subsequent events. The Company signed a promissory note from Currency Capital on January 8, 2018 for $15,000, this loan is due on April 8, 2019 and the interest rate is 24.99% starting on April 8th, 2018. The Company signed a loan with Intuit Financing on March 2, 2018 for $25,000, this loan has an interest rate of 12% and is for 26 weeks. The Company also signed a loan with Kabbage on March 2, 2018 for $49,300, this loan has an interest rate of 26.88% and is due on March 2, 2019.

EXHIBIT C
PDF of SI Website



Invest in Emmer & Co.

100% pasture raised slow-growth chickens using sustainable, regenerative farming methods.

Edit Profile

$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

Emmer & Co. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Emmer & Co. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Company grew revenue 1.8x in 2017 compared to 2016 with over 100+ accounts

> Served in such famous restaurants as The French Laundry, Eataly, Benu, Californios, Gwen, Farmshop, Commis, Lord Stanley, Slanted Door, Meadowood, Animal, Coquine, and many others.

> Relationship with Perdue Foods – one of the largest private meat producers in the country - provides gross margin expansion and a path to national scale.

> Approved as Bon Appetit's Farm to Fork supplier for chicken in Northern California (runs dining operations of Google, Uber, Adobe, Oracle, AT&T Park, Workday, and others.)

> Sold over 40,000 chickens to date: demonstrated over the last three years, due to ever-growing demand, that there is a large market opportunity for the category "Pasture Raised".

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

> Offering Type: Side by Side Offering

Emmer & Co.® is a 100% pasture-raised chicken company on a mission to build a healthier and more sustainable model for how poultry in America is produced.

Problem

Since 1950, most chicken sold in America are raised in indoor barns, produced with practices that are out of sync with changing consumer preferences, and lack flavor. Although there are 9,000,000,000 chickens produced every year in the U.S., consumers have very few alternative options to select from when choosing which kind of chicken to eat.

Solution

By raising slow-growing chickens entirely on pasture, focusing on fair farming partnerships, and using transparent regenerative farming methods that create healthy soil, Emmer & Co. is bringing the best tasting, healthiest food to your family's dinner table.

The Future of Chicken Farming

We are taking everything we've learned and building our first replicable Pilot Farm that utilizes our turnkey chicken production system. After dialing in all our protocols by operating the Pilot Farm ourselves, the result will be that we will have developed the "Pasture Raised Chicken Protocols" that we can use to scale the production of Pasture Raised chickens with new farmers as integrated growers in the Emmer & Co. family, not only on the West Coast, but across the country.

Offering farmers an income generating opportunity where the company provides them with the production protocols and the technical expertise to be successful, and the farmers own their own fixed infrastructure, is very common in the general agriculture industry. Our model improves on this general relationship by using low cost non-permanent infrastructure to enable farmers to generate extra income from their land that is otherwise underutilized and with a system that improves their land's soil health and resilience. The low-cost standardized infrastructure, higher margins, guaranteed buyer, and the soil benefits from raising chickens on pasture all make this a beneficial opportunity for farmers.

Success to Date

We've spent the last three years proving the market, establishing distribution channels, understanding the pricing and positioning of premium protein, and performing R&D to find an optimal way to raise chickens on pasture at scale. We're set up to sell through ten distributors and have sold to over 100 individual accounts (restaurants and retailers) and can reach thousands more through our distributors. We have a sales pipeline for 10,000 chickens a week in 2018.

In March 2018 we were approved as Bon Appetit's (BAMCO) Farm to Fork supplier for chicken in Northern California. Their combined purchase power can equate to 5,000 chickens per week in 2018 in Northern California alone. BAMCO is the cafe operator for many corporate and university dining operations, including Google, University of San Francisco, Adobe, Oracle, Uber, Workday, and others.

Perdue Partnership

Throughout the past three years we saw that there were certain benefits to having economies of scale in our supply chain (lower costs and reliability). This was the reason we created a strategic partnership between Emmer & Co. and Perdue Foods. We found a way to leverage existing infrastructure without sacrificing our values. For 15% common equity, Perdue is providing access to their management expertise, processing plant, hatchery, and feed mills at cost, which creates immediate margin expansion for Emmer & Co. The purpose of our partnership is to develop and then scale Emmer & Co.'s turnkey chicken farming model nationally. Perdue is progressive and leading the industry with next level attributes (e.g., 100% vegetarian fed, antibiotic free, animal welfare certifications). As Emmer & Co. grows we now have the benefit of a scaled large producer on the cost side with a premium product.

Pitch Deck



Product & Service

Our Chickens

Our chickens live outside their entire lives; foraging and exploring. By growing slowly and naturally, their muscles grow at the same rate as their bones, providing for their best welfare and allowing the birds to be more active because their bones can support their muscles. The result of this practice is more flavorful, delicious chicken. Our growers never use antibiotics or hormones.

"Pasture Raised" means our birds live their entire lives outside on pastures in mobile "houses".

- Raising birds outside on pastures improves the land - farmers benefit from improved and productive soil health, more grasses for cattle, and more water catchment.
- Healthy soil and lush pastures mean more insects, seeds, grasses, and nutrients for our chickens to eat.
- Living in the natural environment they're supposed to be in develops unbelievable flavor.
- Climate in California and other States below the snow-belt allow for year round production outside.

"Slow Growth" chickens are the best tasting and healthiest birds.

- They grow for 1.5 times the industry average of 42 days.
- Slower growth rate means their bones can support their muscles because they develop at equal rates, and this leads to more activity.

- More activity creates delicious, true chicken flavors and rich boldness.
- More activity and mobile houses means they're fertilizing more areas on the pastures, which leads to increased soil fertility.

The Business Model

We predominantly sell to wholesale distributors who in turn sell to individual restaurants, food service operators, retailers, and directly to consumers through online channels such as Amazon and Good Eggs. With our Pilot Farm, we project that our gross margins will reach at least 30%. Our average order to distributors has to date been a minimum of a pallet, which has 30 cases of chicken (360 chickens). A small footprint restaurant will often order 1 case of chicken a week, whereas large footprint rotisserie style restaurants could on their own use 200-400 chickens per week. For our direct to consumer accounts, they are often retailing our chickens at an average price of $5.99/lb.

The Customer

We've been served in famous restaurants in Los Angeles, San Francisco, New York, and Portland such as The French Laundry, Eataly, Benu, Californios, Gwen, Farmshop, Commis, Lord Stanley, Slanted Door, Meadowood, Animal, Coquine, and many others.

- *"It's incredible - it's unlike any other chicken I've ever eaten." Chef Vartan Abgaryan, 71Above in LA*
- *"The flavor was very, very good!" Chef Rupert Blease, co-owner of Lord Stanley in San Francisco*
- *Other chickens "have been bred to be really large-breasted, [Emmer & Co.] is the most natural way to get a chicken. This is going right back to the beginning." Chef Curtis Stone, Gwen and Maude in LA*

Individuals who purchase through our DTC partners share a common value system. They care about the tastiest food, produced with transparent practices, so that they can provide themselves and their families with food that they can trust. When a consumer thinks of the word "organic", in their mind are images of what we *actually* do. We mostly sell whole chickens currently and as we grow in size we'll be able to offer more parts and value-add products so that consumers can find it easier to consume what we produce on a regular basis. For example, we recently launched ground patties on Good Eggs (https://www.goodeggs.com/emmerandco).

**Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Gallery





Pasture Raised Chicken.

Media Mentions



The New York Times

WSJ

36 86

FOOD & WINE



Team Story

I am a serial entrepreneur and have always prided myself on pushing the boundaries of established systems to create new opportunities. With a degree from the University of Chicago in Anthropology, I started working for the financial institution HSBC in London in 2004. I researched, wrote, and published the global bank book on the Arab Gulf markets (Bridging the Gulf), which allowed the Europe, Middle East, and Africa Equity group and other divisions to capitalize on HSBC's extensive infrastructure in the Middle East. After HSBC, I joined a multi-billion dollar hedge fund and led the fund's expansion into the Middle East by establishing an office in Dubai. From 2004 to 2009 I worked in the Middle East, Africa, Asia, and Europe, which exposed me to many different cultures and food systems. It was while I was researching large scale greenfield agriculture projects in Ethiopia that I saw how you could rethink entire systems of food production from the ground up. It opened my eyes to what is possible in agriculture and food production and how that compares to current practices in the U.S.

I founded Emmer & Co. to rebuild our agriculture system by starting with the right practices and the healthiest animals. In 2014 there was, and remains today, an opportunity to scale up growing food (and in particular chicken) with practices that improve the environment, with a low-cost asset production model that helps farmers thrive, and that creates the most delicious food. I'm an avid outdoorsman who even started hunting to know I was eating only the purest, most natural meat. With Emmer & Co. I want to provide that "as close to wild as possible" experience for consumers by providing food that has amazing flavors, the best animal welfare, the healthiest for humans, and allows the land to thrive.

Founders and Officers



Jesse Solomon
CEO, DISTRIBUTOR RELATIONS

Jesse Solomon founded Emmer & Co. to rebuild our agriculture system by starting with the right practices and healthiest animals. Jesse is an avid outdoorsman who started hunting to know he was eating the purest, most natural food. Jesse is an accomplished entrepreneur and investor. His first company, Booklr was to Macmillan in 2016. Prior to launching his own ventures, Jesse established a Middle East office for an international hedge fund, and spearheaded HSBC's efforts to enter new emerging markets. Toward the end of his time abroad he focused on sustainable agriculture opportunities in Ethiopia.



Jerry Reimer
SUPPLY CHAIN & PRODUCTION

Jerry is the President/CEO of Reimer Advisory Service, Inc. Prior to that he spent 25 years working in supply chain and production with Sakata Seed Company and 18 years with Northrup King Seed Company. He's worked over 40 years in the Ag business directly with grower contracting and relationships, ensuring the growers' success.



Robin Bot-Miller
OPERATIONS/FINANCE

Robin is an ex-real estate banker (RBC and Goldman) who wanted to use his skills to improve our agriculture system so he went back to farm school where he studied at the Center for Land Based Learning in Davis. He's been involved in Food System 6 as well as RSF's Integrated Capital Program.

Would you like to connect with the Emmer & Co.'s team?   YES   NO

Notable Advisors & Investors



Ahmed Rahim

Advisor, CEO of Numi Organic Tea



Brian Reimer

Advisor, Culinary Director of Farmshop



Josh Brody

Advisor, Venture Partner at Western Technology Investment



Stephen Hohenrieder

Advisor, Investor/Operator in Ag (AminAg, Prather Ranch, Hana Ranch, Farmland LP)



Jim Skidmore

Advisor, Coleman Natural, acquired Petaluma Poultry, sold to Perdue Foods.

Q&A with the Founder

Q: Can you talk a bit about your core business and product?

Emmer & Co.: Emmer & Co. is a 100% pasture-raised chicken company on a mission to build an alternative model for how poultry is produced in this country. We start from the ground up by partnering with farmers who raise our birds on pasture only, using regenerative agriculture practices that leave the land better. Our birds live outside their entire lives, foraging, socializing and exploring. By growing slowly and naturally, their muscles grow at the same rate as their bones, providing for their best welfare and allowing the birds to be more active because their bones can support their muscles. The result of this practice is more flavorful, delicious chicken. Our growers never use antibiotics or hormones. Our model of regenerative agriculture techniques employs grazing and livestock management practices that create healthy nutrient-dense soil. Healthy soils build deep root systems, grow tall grasses, replenish aquifers, and sequester carbon. Our model is built on practices that are good for our birds, good for us and good for the planet!

Q: What is your current stage of development?

Emmer & Co.: We've spent the last three years proving the market, establishing distribution channels, understanding the pricing and positioning of premium protein, and performing R&D to find the best way to raise chickens on pasture at scale. We're set up to sell through ten distributors and have sold to over 100 individual accounts (restaurants and retailers) and can reach thousands more through our distributors. We have a sales pipeline for 10,000 chickens a week in 2018.

In March 2018 we were approved as Bon Appetit's (BAMCO) Farm to Fork supplier for chicken in Northern California. Their combined purchase power can equate to 5,000 chickens per week in 2018 in Northern California alone. BAMCO is the cafe operator for many corporate and university dining operations, including Google, University of San Francisco, Adobe, Oracle, Uber, Workday, and others. We are taking everything we've learned and building the first replicable Pilot Farm that utilizes our turnkey chicken production system. After dialing in all our protocols by operating the Pilot Farm ourselves, the result will be that we will have developed the "Pasture Raised Chicken Protocols" that we can use to scale the production of Pasture Raised chickens with new farmers as integrated growers in the Emmer & Co. family, not only on the West Coast, but across the country.

Offering farmers a revenue generating opportunity where the company provides them with the production protocols and the technical expertise to be successful, and the farmers own their own fixed infrastructure, is very common in the general agriculture industry. Our model improves on this general relationship by using low cost non-permanent infrastructure to enable farmers to generate extra income from their land that is otherwise underutilized and with a system that improves their land's soil health and resilience. The low-cost standardized infrastructure, higher margins, guaranteed buyer, and the incredible soil benefits from raising chickens on pasture all make this an incredibly beneficial opportunity for farmers.

Q: How large is your customer userbase/community?

Emmer & Co.: Depending on the underlying customers, we are set up to sell to ten different distributors. These distributors sell to hundreds of individual restaurant, food service, and retail accounts. A list of accounts we've sold to over the years is here: ttps://www.emmerandco.com/wholesale.

We have other distributors that are interested in carrying our chickens but we just don't have the supply and so have reduced the number of distributors we're working with and channels we focus on until we can increase our supply. We also sell through several direct to consumer channel partners like Good Eggs, Wild Idea Buffalo, Amazon, etc, who sell direct to consumers nationwide. The potential market opportunity really is the overall chicken market (anyone who eats chicken), and our only barrier to accessing that entire market is price and format of the cut.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Emmer & Co.: In California, competitors are mainly the larger vertically integrated producers like Mary's and Jidori. Our competitive advantage is our pasture-raised practices and slower growth rates of the chickens, which provide superior flavor and a more transparent story for customers to relay to their diners. Everyone else raises chickens inside of a barn and on average for 42 days. As the larger companies like Mary's start going after market share of even the larger companies (Foster Farms), it opens up the market for smaller brands to establish themselves.

Q: Please describe your typical customer.

Emmer & Co.: Today our typical end customer is either a high-end restaurant that appreciates the highest quality ingredients with the best story or discerning home consumers who care about pure ingredients, transparent practices, and flavor. We are also now starting to sell to customers who have committed to animal welfare practices and believe "pasture-raised" is the highest bar that can be met. These are customers like BAMCO (Bon Appetit), that manage the dining operations of corporations like Google, AT&T Park, Oracle, etc, and educational institutions like University of San Francisco.

Q: How many full time and part time employees do you currently have? How many full time and part time employees do you expect to have post-raise?

Emmer & Co.: We have three full-time employees including myself the founder. We expect to hire 2-3 more people in the coming 12 months in operations and sales.

Q: What are current and expected post-raise founder salaries?

Emmer & Co.: Upon raising $1 million, once we start growing our first birds in the pilot turnkey farmer production system, we will be able to afford a founder/CEO salary of $100,000.

Q: What do your supply chain, manufacturing, and distribution channels look like?

Emmer & Co.: A third party hatchery supplies the chicks to Emmer & Co's integrated growers . These independent farmers will be utilizing Emmer & Co.'s turnkey chicken production system that they themselves have financed. A 3rd party feed mill delivers feed to these independent farmers. Emmer & Co. pays for the inputs (chicks and feed). The farmer then grows the chickens according to Emmer & Co.'s pasture raised standards. Emmer & Co. provides all relevant expertise and farm audit/help as needed by the farmers. A third party company picks up the fully grown chickens on a weekly basis and delivers them to a third party USDA processing facility. Once processed, the birds are now packaged and ready to be delivered by a third party trucking company to our distributors. The distributors then use their trucks to deliver to the end customer. With our Perdue relationship, the hatchery, feed mill, live hauling, and trucking parts of the supply chain are all managed by Perdue.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Emmer & Co.: Most of our regulatory compliance is related to the processing plant. When it comes to chicken, USDA regulation of the processing facility is what determines where and how you can sell your product. We only work with USDA inspected facilities and once processed at such a facility we are able to sell the chickens to any customer nationwide.

Q: Why the recent decline in revenue?

Emmer & Co.: Our revenue to date has been based on what chickens were available from independent sources. Our current independent farmer reduced the number of chickens he was raising. He is not part of our future replicable model. Our relationship with him was focused on proving the market demand and establishing our distribution channels.

Q: Why/how are you experiencing negative gross margins? Obviously this is unsustainable, but is this typical for early companies in the industry?

Emmer & Co.: The first three years (up to now) of our company's history was focused on proving the market demand for a premium pasture-raised chicken. This also involved price discovery to understand the positioning in the market place and how we could work with distributors. So for example, in 2015 we were selling a breed of chicken that took 16 weeks to grow and so cost us a lot more than we could sell it for but we accepted that negative margin if it helped us understand the market and open up a new distribution channel. We experimented with different breeds that grew at different rates until we've arrived at our current model where we grow an 8-9 week bird and have perfected our market pricing. But yes, it's common because most other companies in the pasture-raised meat world aren't focused on scaling a replicable model so usually they'll have negative margins for longer. In Q1 2018 we moved to positive margins and our new model going forward post-raise has positive margins.

Q: Why are you projecting declining gross and net margins in 2019 and 2020?

Emmer & Co.: We plan on reducing our pricing to expand our market over time. So the margins are just going to be a function of how quickly we decide to make some of those adjustments to gain market share (if we need to), and how our opex grows with the complexity of the business we're building.

Show fewer answers from the founder

The Q&A ... ve may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information. 5/9

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Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000

Key Terms

Security Type:	Crowd Note
Valuation Cap:	US $5,000,000

Additional Terms

Closing conditions:	While Emmer & Co. has set an overall target minimum of US $0 for the round, Emmer & Co. must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Emmer & Co.'s Form C.
Regulation CF cap:	While Emmer & Co. is offering up to US $1,000,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● General Expenses   ● Working Capital   ● Pilot Farm   ● General Expenses   ● Working Capital   ● Pilot Farm   ● Runway

Investor Perks

$1,000

Free chicken from Pilot Farm

$25,000

- Chicken a month from Pilot Farm for 6 months
- Farm tour in Northern California with company founder and management team (flights/lodging not included)

$50,000

- Chicken a month from Pilot Farm for 1 year
- Farm tour in Northern California with company founder and management team (flights/lodging not included)
- Dinner with management team at one of the company's restaurant customers in SF/Bay Area ($500 value)

$100,000

- Chicken a month from Pilot Farm for 2 years
- Farm tour in Northern California with company founder and management team (flights/lodging not included)
- Dinner with management team at one of the company's restaurant customers in SF/Bay Area ($1,000 value)
- Cooking lesson with one of the company's restaurant chefs

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Emmer and Co, LLC, a Delaware Limited Liability Company ("the Company"), was formed in 2015 and has had start-up operations since inception. The Company is headquartered in San Francisco, California. Emmer and Co, LLC is a wholesale distribution to meat distributors who sell to the following end channels: food service/corporate dining, restaurants, and retailers. The Company's year-end is December 31.

The Company currently works with major distributors across the West Coast. Its list of customers is here: https://www.emmerandco.com/wholesale

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $38,185 and $314,269 in cash. As of March 31, 2018 The Company had approximately $85,000 in cash.

In addition to capital from the Combined Offerings, the Company has certain revolving lines of credit as sources of capital, which are described more fully in the Form C in section "CAPITALIZATION AND OWNERSHIP".

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Additional Commentary

Our Revenue and Unit Economics 2015-2017: Prove the Market

From 2015 to 2017 we were laser focused on establishing our market and distribution channels by working with third party vendors and distributors. We also grew various breeds of chickens to find our perfect product/market fit. Being in the market and actively selling chickens allowed us to fully understand the dynamics of the wholesale chicken market and who our customer base would be.

We have been running the company with negative margins up until now so that we could have the flexibility to establish the distribution channels that will enable us to generate significant revenue in the future.

Now that we have the right distribution channels established on the West Coast, and Perdue as a strategic partner that will help us scale our supply chain, we can focus our efforts on establishing our replicable turnkey farmer production model.

Q4 2017: Shows the Demand

In Q4 2017 we hit an annual run rate of $854,960 in sales and were at this point "shorting" our distributors. Meaning they were placing orders in excess of our available supply.

Pilot Farm Economics: Q3 2018 onwards

With the funds from this round, we will be able to establish our Pilot Farm which will utilize the "turnkey chicken production" system that allows us to scale the production of chickens with new integrated farmers.

We project that based on our current operating expenses (main driver of our operating expenses is payroll), we will be able to achieve breakeven with 1,200 chickens per week on this new pilot farm. And we already have customers waiting for the chickens. We will be developing the "Pasture Raised Chicken Protocols" with our own employees so that we will have the system to show new farmers exactly how it works.

With our new Pilot Farm producing 1,200 chickens per week we project 43% gross margins and 10% EBITDA margins. At 2,500 chickens per week on our Pilot Farm and our current OPEX we project the same 43% gross and 27% EBITDA margins. By filling out our team with more operations and sales members, we anticipate stabilizing our margins at 30% gross and 14% EBITDA. Any margin reduction over time will be due to lowering our pricing to expand our market and overall sales volume.

Market Landscape



The Size of the Chicken Industry

*1 Estimated by USDA

*2 Estimated by National Chicken Council

Last updated July 27, 2017.

PROFILE MENU

Highlights

There are 9,000,000,000 chickens sold each year in the broiler chicken industry, valued at over $30 billion. It took organic chicken 15 years to define and grow a new category of meat. Estimates are that Organic and "premium attribute" chicken now represent 10% of the overall industry ($3 billion). We believe that new buying priorities, increased public awareness of food production methods, and a rise in purchasing power means today's consumers are primed for "Pasture Raised" to be the next category of chicken. Driven by the same values that formed the organic market, we believe Pasture Raised can grow into a $1 billion market within 5 years (3% of the overall market). As an indicator of the overall increase in demand for the "Pasture Raised" category, you can see new egg and red meat products being offered by major companies that carry the "Pasture Raised" claim: Costco Pasture Raised eggs, Clover Pasture Raised eggs, Vital Farms Pasture Raised eggs, even Trader Joe's now carries Atkin's Ranch Pasture Raised lamb. The egg companies above work with laying hens, which are only used for egg production and not sold as meat. The only limiting factors in expanding our market is the price of our product and the format the product comes in. Presently, we are focused on selling whole chickens only. As we scale and are able to reduce our pricing to expand our market, we will also be selling cuts and parts and value added products, which will help us expand our customer base.

Our competition is largely the existing vertically integrated poultry companies, since their products are the ones that most distributors carry. These companies' scaled infrastructure allows them to sell chicken anywhere from under $1/lb for conventional commodity to over $2/lb for premium attributes (organic, non-GMO, etc.).

The current average wholesale price of our chicken is $3.35/lb., and we anticipate lowering that over time to expand our market as we achieve more economies of scale in our supply chain. But even at this price, we have more demand than we can supply, so there's no immediate need to change our pricing model.

Overview

Product & Service

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Q&A with Founder

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Risks and Disclosures

Emmer & Co. faces competition from other companies in the meat production market. Existing companies that engage in the protein production and distribution business or are within the meat production space could introduce new or enhance existing products. If Emmer & Co. is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Emmer & Co.'s growth.

Chicken is commoditized and offers low differentiation to market players. Emmer & Co. may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive meat production space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, Emmer & Co. may be forced to compete on a pricing basis, which could negatively affect its revenue.

Emmer & Co. may be unable to protect its intellectual property adequately. The company currently has no patents on its products. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts Emmer & Co. seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Emmer & Co.'s results of operations may be adversely affected by fluctuations in market prices for livestock and animal feed ingredients. Emmer & Co.'s operating margins depend on, among other factors, the purchase price of raw materials, primarily livestock and animal feed ingredients, and the sales price of its products. These prices may vary significantly, including during short periods of time, due to a number of factors, including poultry supply and demand and the market of other protein products. The supply and market for poultry depend on a number of factors that the Company has little or no control over, including outbreaks of diseases affecting livestock, the cost of animal feeding, economic and weather conditions. Poultry prices demonstrate a cyclical nature both seasonally and over longer periods, reflecting the supply of and demand for poultry on the market and the market for other protein products such as fish. These costs are determined by constantly changing market forces of supply and demand, as well as other factors over which the Company has little or no control. These other factors include: import and export restrictions; changing livestock and grain inventory levels; economic conditions; crop and livestock diseases; and environmental and conservation regulations.

Outbreaks of avian diseases may affect the Company's ability to conduct its business and harm demand for its products. Outbreaks of diseases affecting poultry, such as Avian Pox, Avian Influenza, and Avian Encephalomyelitis, which may be caused by factors beyond the Company's control, or concerns that these diseases may occur and spread in the future, could lead to cancellation of orders by customers or governmental restrictions on the import and export of products to or from suppliers, facilities or customers. Moreover, if an outbreak were to occur, the Company may be required to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand. In addition, if the products of a competitor becomes contaminated, the adverse publicity associated with such an event may lower consumer demand for the Company's products.

Any perceived or real health risks related to the food industry could adversely affect the Company's ability to sell its products. If its products become contaminated, it may be subject to product liability claims and product recalls. Emmer & Co is subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; and the potential cost and disruption of a product recall. Organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella are generally found in the environment and, as a result, there is a risk that they could be present in the Company's products. These pathogens can also be introduced to products through tampering or as a result of improper handling at the further processing, foodservice, or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing. The Company's systems designed to monitor food safety risks may not eliminate the risks related to food safety. As a result, the Company may voluntarily recall, or be required to recall, products if they are or may be contaminated, spoiled, or inappropriately labeled.

The Company has a limited operating history under its current business model, which makes it difficult to evaluate the business and prospects. The Company's business model has not been fully proven, and it has a limited operating history with its existing business model to evaluate the business and future prospects, which introduces a number of uncertainties, including the Company's ability to plan for and model future growth. In addition, historically, the Company has experienced negative gross margins. Emmer & Co. has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance, attracting and retaining customers, growing partnerships and distribution, increasing competition, and increasing expenses as it continues to grow the business. The Company cannot assure that it will be successful in addressing these and other challenges and if they do not manage these risks successfully, the business may be adversely affected. In addition, the Company may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $913,873 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its chicken wholesale business. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and lacks the financial controls and safeguards required of public companies. The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of its financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has approximately $250,000 in outstanding liabilities and intends to use a part of this raise to pay down a portion of its debt. In particular, the Company has the following loans (i) Business Loan with Celtic Bank for $49,300 (Principal) due on a monthly basis for a 12 month term; (ii) two Promissory Notes with Currency Capital for $30,000 and $15,000 respectively, each due monthly for a 24 month term; (iii) Business Loan with Intuit Financing Inc. for $25,000 for a 26 week term; and (iv) a short term note with Jesse Solomon for $50,000. In addition, the Company has a balance on three lines of credit representing the remaining liabilities.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (7 files)	Folder
Product or Service (90 files)	Folder
Financials (1 file)	Folder
Fundraising Round (1 file)	Folder
Miscellaneous (1 file)	Folder

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About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Emmer & Co.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Emmer & Co.. Once Emmer & Co. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Emmer & Co. in exchange for your securities. At that point, you will be a proud owner in Emmer & Co..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

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An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Emmer & Co. has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

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What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

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4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Emmer & Co. does not plan to list these securities on a national exchange or another secondary market. At some point Emmer & Co. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Emmer & Co. either lists their securities on an exchange, is acquired, or goes bankrupt.

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You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Emmer & Co.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Emmer & Co.'s Form C. The Form C includes important details about Emmer & Co.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck



EMMER Y CO

100% Pasture Raised. Chicken Uncompromised.

This document contains confidential information regarding Emmer & Co, LLC ("EMC" or the "Company"). By accepting this presentation the recipient agrees that it will use, and protect from disclosure, this document and the information contained herein.

This presentation contains offering materials prepared solely by EMC without the assistance of SI Securities, and not subject to FINRA Rule 2210.

Estimates and projections contained herein have been prepared by the Company and involve significant elements of subjective judgment, estimation and analysis which may or may not be accurate. Even though the Company believes its assumptions and analysis are reasonable, actual results may be affected by many factors outside the control of the Company. As a result, the Company makes no representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this document, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. This document does not purport to contain all of the information that may be required to evaluate a transaction involving the Company and any recipient hereof should conduct its own independent analysis of the Company and the data contained or referred to herein.

This document is not an offer to sell securities of the Company. Securities may be offered and sold only in connection with a written Subscription Agreement and related disclosure materials.

2



Most chicken sold in America is raised in indoor barns, lacks flavor, and is produced with practices that are out of sync with changing consumer preferences.

Since 1950 this is what our chicken industry has become.



Chicken is the #1 protein in the U.S.

More chicken is eaten per person, per year, than ever before.

With 9,000,000,000 birds sold each year, the broiler chicken industry is valued at **over $30 billion.**

Source: USDA ERS, Earth Policy Institute

80 lbs.

60 lbs.

40 lbs.

20 lbs.

1966
1972
1978
1984
1990
1996
2002
2008
2014

EMMER Y CO®

"Emmer" is one of the first foods that humans ate on this planet. Emmer reminds us that by going back to original sources and practices, we can rebuild a food system that is good for the animals, the land, and for us.

Co. doesn't stand for company, it stands for community.

At Emmer & Co.® our vision for the future of farming is focused on going back to raising slow-growing chickens entirely on pasture, with transparent practices that create healthy soil and regenerate the land.



Taste.



Health.



Animal Welfare.



Happy Farmers.

EMMER Y CO®

A premium chicken company that meets the demands of today's consumers:
Delicious, healthy, slow growth birds raised on 100% pasture and pasture only
with transparent and regenerative agriculture practices.





Taste.





Health.





Animal Welfare.





Happy Farmers.







Pasture Raised means our birds live their entire lives outside on pastures in mobile hoop "houses".

- Raising birds outside on pastures develops amazing flavor and improves ranch land - farmers benefit from improved soil health, more grasses for cattle, and more water catchment.

Slow Growth chickens are better tasting and healthier birds.

- 1.5x the industry average of 42 days. More activity from balanced growth creates delicious true chicken flavors and rich boldness.

|The Pasture Raised Model.



"Housing" structures are moved daily.

Chickens get fresh pasture every day.

Average farm will raise between 1,200 - 2,500 chickens per week. Chickens grow in 8-9 weeks.

Cost of Production is under $2/lb, and chickens are sold for over $3/lb resulting in a gross margin of over 30%

| The supply chain.



1 — Emmer buys chicks and feed to give to the growers

2 — Growers raises the chickens for 8-9 weeks on pasture

3 — Emmer coordinates the chickens' delivery to the plant

4 — Emmer sells packaged, ready to cook chicken to wholesale customers

DISTRIBUTOR

RESTAURANTS

RETAIL

FULFILLMENT CENTER

ONLINE RETAILERS

DIRECT TO CONSUMER

Pasture Raised market opportunity.

Total Chicken Market:

$30bn



Organic and Premium
Attribute Chicken:
10% of Total Sales

$3bn

In 5 years, we believe Pasture Raised
can be 3% of the market.

$1bn

Company Growth.


2018 Sales Pipeline: 10,000/week
-Entered Market
-Founder funded with $680k
-No outside capital raised
-Worked with 3rd party independent producers
-Established initial distribution channels
-R&D with production methods
-Large Distributors brought on (e.g., Sysco, Newport, Golden West, Compass Group)
-Carried in over 100 accounts
-Sold out of every chicken produced
-Breakeven with current cost structure and new Pilot Farm
-Breakeven with projected increase in OPEX
-2 new Growers
-2018 Goal
39
194
1,500
2,500
5,000
7,500
Avg. chickens sold per week
2015
2016
2017
$1.1mn revenue run rate
Q3 2018
2018
$4.8mn revenue

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Current Sales Channels + Accounts.

Traction on West Coast: in over 100 accounts, sold out of production!







Restaurant/Food Service

- Lord Stanley
- The Slanted Door
- The French Laundry
- Salt House
- Farmshop LA
- BAMCO/Google

+70

+2,000

Addressable West Coast Market

National Online

- Amazon
- Good Eggs
- Williams-Sonoma
- Milk and Eggs
- Butcher Box
- Thrive Market

5+

Retail

- Berkeley Bowl
- Sac Co-op
- Avedano's Meats
- Falletti Foods

+20

+600

Addressable West Coast Market



Market Validation: Perdue Strategic Partnership

About Perdue

- Large private national meat producer.

- Perdue is progressive and leading the industry with next level attributes (e.g., 100% vegetarian fed, antibiotic free, animal welfare certifications).

- History of acquiring leaders in the next level growth categories (e.g., Niman Ranch, Coleman Natural).

- This an early investment for them in the "Pasture Raised" chicken category.

The Partnership

- 15% common interest in Emmer & Co.

- Access to their management expertise and processing, hatchery, and feed infrastructure, at cost, creating immediate margin expansion for the company. **Gross margin expansion of 20% on Day 1.**

- Emmer & Co. now has the benefits of a scaled large producer on the cost side with a premium product.

- The purpose of the partnership is for Perdue to work with Emmer & Co. to establish a leadership position in the "Pasture Raised" category on the West Coast and then scale the model nationally.

Use of Funds.

Convertible Note

This round is to allow us to build our Pilot Farm and achieve profitability in 2018.


G&A
8%
Pilot Farm
20%
Working Capital
20%
Runway
52%

This capex in Q3 results in up to 5k birds/week being produced or revenue of $3.3mn/year. We will start our Pilot Farm with producing 1,200 chickens/week.

| What Comes Next.

2018 - Pilot Farm, achieve profitability

2019 - Expand production with Integrated Growers

2020 - Lower pricing to expand into Retail Channels

2021 - Create new production hub on East Coast

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

| Meet Emmer & Co.

Jesse Solomon
CEO, Distributor Relations



- Booklr President and Co-Founder.
  - Acquired by Macmillan in 2016.
- International hedge fund manager.
- HSBC sales and research.

Jerry Reimer
Supply Chain & Production



- President Reimer Advisory Services.
- VP Supply Chain & Production for Sakata Seed Company for 25 years.
- Production Manager for Northrup King Seed Company.
- Over 40 years in the Ag business working directly with grower contracting.

Robin Bot-Miller
Operations / Finance



- Center for Land Based Learning.
- RSF Social Finance Integrated Capital Fellow.
- Goldman Sachs/RBC Real Estate Finance.



Advisors.

Ahmed Rahim
CEO of Numi Organic Tea



Jim Skidmore
Coleman Natural, acquired Petaluma Poultry, sold to Perdue Foods



Stephen Hohenrieder
Investor/Operator in Ag (AminAg, Prather Ranch, Hana Ranch, Farmland LP)



Brian Reimer
Culinary Director of Farmshop



Josh Brody
Venture Partner at Western Technology Investment





100% PASTURE RAISED

EMMER & CO.



Thank you.

Our brand stands for something more than the food itself. We want to inspire people to make the world better by challenging and improving the systems that aren't working anymore.

All is possible.

EMMER ⅄ CO®

Appendix: Financial summary. (west coast production only)

Year	FY	FY	FY	FY 2018	FY 2019	FY 2020
Per week avg # chickens sold	39	194	1,500	7,500	15,202	30,000
Avg /lb price (blended wholesale)	7.02	6.63	4.50	3.35	2.94*	2.68*
Total Chicken Cost (per lb)	4.54	4.09	2.73	1.80	1.68	1.52
Revenue						
Direct (our website)	6,480	17,585	17,918	273,000	553,336	1,092,000
Wholesale	52,509	191,981	355,892	4,569,338	8,700,221	15,648,750
Total Revenue	58,989	209,566	373,810	4,842,338	9,253,557	16,740,750
COGS						
Chicken costs	29,575	298,569	494,085	2,580,779	5,306,744	11,086,050
Other costs (shipping/fulfillment)	9,681	34,511	71,671	350,741	514,747	790,000
Total COGS	39,256	333,080	565,756	2,931,520	5,821,491	11,876,050
Gross Profit	**19,732**	**-123,514**	**-191,946**	**1,910,818**	**3,432,066**	**4,864,700**
Gross Margin	33%	-59%	-51%	39%	37%	29%
OPEX	116,791	160,183	288,842	1,123,196	2,115,114	2,466,514
EBITDA	**-97,059**	**-283,697**	**-480,788**	**787,622**	**1,316,952**	**2,398,186**
Margin	-165%	-135%	-129%	16%	14%	14%

*Intentionally lowering price per pound as we scale to increase our volume and grow the market.

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Appendix: Unit Economic Benefits from Perdue Partnership on Day 1

Current Cost Structure

Unit Economics	
3.5 lb carcass, current volume	
Chick	$1.15
Feed	$2.87
Farmer	$1.75
Processing	$2.41
Live Haul + Trucking	$1.75
Total/bird	$9.93
Avg wholesale price	$11.73
Gross Profit	$1.80
Gross Margin	15%

20% ↑ in gross margin

New Cost Structure

Unit Economics	
3.5 lb carcass, current volume	
Chick	$0.89
Feed	$2.15
Farmer	$1.75
Processing	$1.90
Live Haul + Trucking	$0.77
Total/bird	$7.46
Avg wholesale price	$11.73
Gross Profit	$4.27
Gross Margin	36%



These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

EXHIBIT E
Video Transcript

EXHIBIT E – Video Transcript

00:01: Emmer and Co seeks a new way forward for our food system focused on raising slow growing chickens entirely on pasture with practices that create healthy soil and regenerate the land.

00:14: We're creating an alternative to industrially farmed Cornish cross birds starting with slow growth breeds that are suited for living healthy, active lives on our Northern California pastures.

00:25: These chickens take twice as long to grow as industrial birds, which ensures that they never suffer from health issues relating to fast growth and have healthy immune systems that never need antibiotics and their activity and forage diet leads to deeply flavorful, dense meat.

00:45: The lives of Emmer and Co chickens are as close to wild as possible we don't use any barns or permanent structures to grow our Birds, only modular open-ended hoop houses that we move when we rotate our pastures.

00:59: These are built with recycled materials and allow our birds to live an entirely outdoor life with the freedom to run and freely forage year-round. But days and nights spent on the beautiful Northern California pastures come with the threat of predators, so when our farmers aren't on the pasture, our birds are protected by flock dogs.

01:15: These guys are our amazing Guardians, and with their help Emmer & Co's slow growth chickens can be a hundred percent pasture raised playing a vital role in our regenerative farming.

[Music]